UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 13 July, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 13 July, 2016

ING sets date for converting depositary receipts into ordinary shares

ING announced today that the conversion of ING Groep N.V. depositary receipts for shares into ING Groep N.V. ordinary shares will take place on 26 July 2016. On that date investors will automatically receive one share in exchange for each depositary receipt that they own, free of charge. ING announced its proposal to abolish the depositary receipts structure on 10 March 2016. The conversion is the final step in abolishing the existing depositary receipt structure, following the majority vote in favour of agenda item 5A at ING's annual General Meeting (AGM) on 25 April 2016. The related changes to the Articles of Association - including the reduction of the nominal value of the shares from EUR 0.24 to EUR 0.01 - as adopted by the AGM will also be implemented on 26 July 2016.

The conversion of the depositary receipts will not lead to any interruption of trading in ING securities. The last day ING depositary receipts will be traded is 21 July 2016. In accordance with the applicable settlement rules these transactions will be settled on 25 July 2016. As of 22 July 2016, trading in ordinary shares will commence, with transactions settling on 26 July 2016. On that date, the automatic conversion will be implemented. ING will retain its Euronext ticker symbol, "INGA", except for 21 July when the ticker symbol for the depositary receipts will be INGAT for technical reasons. ING's ISIN code will change on 26 July 2016 to NL0011821202.

After the conversion, ING's American Depositary Receipts (ADRs), which are traded on the New York Stock Exchange, will automatically link to the underlying shares. Holders of ADRs do not have to take any action, and the conversion of the depositary receipts will not lead to any interruption of trading in the ADRs which will retain their existing security identifiers.

For those investors who already hold registered shares, there will be no change to their position.

Following the conversion of the depositary receipts into ordinary shares, the process to abolish ING's depositary receipt structure will have been completed, thereby simplifying ING's corporate governance structure.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and wholesale  banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations, (10) changes in the policies of governments and/or regulatory authorities, (11) conclusions with regard to purchase accounting assumptions and methodologies, (12) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (13) changes in credit ratings, (14) ING's ability to achieve projected operational synergies and (15) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

pdf version of press release: http://hugin.info/130668/R/2028243/753940.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated:13 July, 2016